

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Tamala McComic
Chief Financial Officer
Mexco Energy Corporation
415 West Wall Street, Suite 475
Midland, Texas 79701

> **Re: Mexco Energy Corporation**
> **Form 10-K for the Fiscal Year ended March 31, 2024**
> **Filed June 27, 2024**
> **File No. 001-31785**

Dear Tamala McComic:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation